Exhibit 1.02

RAYTHEON COMPANY

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2013

1. Background

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) requires a registrant with the U.S. Securities and Exchange Commission (the “SEC”) that uses conflict minerals (currently defined as tin, tantalum, tungsten or gold, or “3TG”1) to determine whether 3TGs are necessary to the functionality or production of manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry to determine whether any of the 3TGs originated in the Democratic Republic of the Congo or an adjoining country (known collectively as the “Covered Countries”), or are from recycled or scrap sources. Based on the results of the Reasonable Country of Origin Inquiry, if the registrant has reason to believe that the necessary conflict minerals may have originated in the Covered Countries, and it has reason to believe that such materials may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its 3TGs. This due diligence must be conducted in accordance with the framework established by the Organization of Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or another nationally or internationally recognized framework.

As a result of the due diligence, if the registrant determines that its conflict minerals may have originated in the Covered Countries, or the registrant did not determine that its conflict minerals came from recycled or scrap sources, the registrant must file a Specialized Disclosure Report on Form SD that must include a Conflict Minerals Report as an exhibit. If a Conflict Minerals Report is required, the registrant’s Form SD must disclose that it has filed a Conflict Minerals Report and provide a link to its publicly-available Internet website where the Conflict Minerals Report is publicly available.

In accordance with these requirements of Section 1502 of the Dodd-Frank Act and the implementing SEC regulations, Raytheon Company (“we” or “Raytheon”) is submitting this Conflict Minerals Report for the reporting period from January 1, 2013 through December 31, 2013.

As a result of this requirement, Raytheon conducted a Reasonable Country of Origin Inquiry (“RCOI”) survey using a hybrid risk-based approach targeting top 80% spend suppliers with a high degree of likelihood of having 3TGs in products provided to Raytheon.

2. Company Overview

Raytheon Company is a technology and innovation leader specializing in defense, security and civil markets throughout the world. With a history of innovation spanning 92 years, Raytheon provides state-of-the-art electronics, mission systems integration and other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems; as well as cyber security and a broad range of mission support services. Additional information about Raytheon, our products and subsidiaries may be obtained by accessing our corporate website, www.raytheon.com.

Raytheon is committed to ethical business conduct and the responsible sourcing of minerals through our global supply chain.
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1 In this document, the terms “conflict minerals” and “3TG” are both used and are synonymous with each other.

3. Due Diligence on Source and Chain of Custody

3.1 Design of the Raytheon Due Diligence Framework. In accordance with Section 1502 of the Dodd-Frank Act, we have designed our conflict minerals due diligence framework to materially conform to the internationally-recognized framework developed by the OECD titled “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”. Raytheon’s designed due diligence framework includes the following five steps:

Step 1: Establish Company Management Systems
Step 2: Identify and Assess Risks in the Supply Chain
Step 3: Design and Implement a Strategy to Respond to Identified Risks
Step 4: Work with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices
Step 5: Report Annually on Supply Chain Due Diligence

3.2 Description of Due Diligence Measures Performed. Based on our due diligence framework, we conducted the following activities in 2013:

3.2.1 Established Raytheon Management Systems. Raytheon established and communicated a Conflicts Minerals Policy Statement to our employees, suppliers and the public that states both our commitment to ethical business conduct and the responsible sourcing of minerals through our global supply chain. The Raytheon Conflict Minerals Policy Statement is available at http://www.raytheon.com/responsibility/stewardship/sustainability/conflict_minerals/index.html. To support our commitment, we developed a structured internal management approach and implemented procedures for conflict minerals regulatory compliance that included the following features:

•	Authority and responsibility was assigned to Supply Chain Management to oversee the due diligence process.

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An organizational structure and communication processes were established for conflict minerals regulatory compliance. The Raytheon conflict minerals effort is being executed by a senior project manager under the direction of an executive steering team of senior leaders.

•	Dedicated resources were provided to the Raytheon conflict minerals project to establish and support the operation and monitoring of our conflict minerals processes.

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Supply chain controls were established to promote the transparency of 3TG in our supply chain, including requesting information from our suppliers about smelters or refiners (“smelters/refiners”) supplying 3TGs in our supply chain.

•	Engagement with suppliers was strengthened by developing and deploying conflict mineral terms and conditions on our purchase orders.

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Information was provided to our suppliers on the conflict minerals regulatory compliance requirements: (a) through communications messages sent to suppliers; (b) during two formal Raytheon-supplier events; and (c) through resources provided simultaneously on our supplier website (http://www.raytheon.com/connections/supplier/) and on our restricted-access supplier interface portal though which suppliers can access resources related to 3TG, including a “Frequently Asked Questions” document from the Aerospace Industries Association’s (“AIA”) Conflict Minerals Working Group (“CMWG”) as well as additional information from the SEC on conflict minerals.

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Raytheon’s existing ethics office website, email, and phone processes are available for persons to raise any conflict minerals concerns. Additionally, interested parties also can contact Raytheon via email to conflict_minerals@Raytheon.com.

3.2.2 Identified and Assessed Risks in the Supply Chain. There are many levels of suppliers between Raytheon and the smelters/refiners in our supply chain. We are therefore distant from the sources of 3TG in our products and obtaining information about smelters/refiners in our supply chain was challenging. Our due diligence efforts were executed so as to identify the risk that the 3TG in our supply chain may be coming from sources supporting armed groups in the Covered Countries. In order to identify that risk, we requested identified suppliers to provide information to us regarding sources of 3TG in the products supplied to us and to identify 3TG smelters/refiners in our supply chain. To obtain that information, we adopted the template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”).

3.2.3 Designed and Implemented a Strategy to Respond to Identified Risks. Raytheon designed and implemented a strategy to respond to risks that 3TG in our products may have originated from sources supporting armed groups in the Covered Countries. At the conclusion of the supplier survey effort, Raytheon reviewed the supplier survey RCOI responses against pre-established criteria that were developed to determine which suppliers required further evaluation to identify risk. The criteria included untimely or incomplete supplier responses, as well as inconsistencies within the reported data. Where supplier information indicated a risk, the strategy required us to assess the identified risk and take appropriate actions to mitigate it. Based on the risk assessment results, Raytheon identified three categories of supplier responses that required follow-up:

•	Suppliers that reported they may source 3TG from the Covered Countries;

•	Suppliers that reported their products did not contain any 3TG, but Raytheon has reason to believe otherwise; and

•	Suppliers that either provided incomplete responses or did not respond at all.

For suppliers that reported they may source 3TG from the Covered Countries, Raytheon conducted further inquiries to determine from those suppliers whether the specific products they supplied to us may have contained 3TG from the Covered Countries. None of those suppliers tied Covered Country-sourced 3TG content to specific products supplied to Raytheon. At least four suppliers indicated that although they could not identify the source(s) of 3TG in specific products supplied to us, they were sourcing from smelters that participated and were compliant with the audit process of the Conflict Free Smelter Initiative (“CFSI”).

For suppliers that reported their products did not contain any 3TG but Raytheon had reason to believe otherwise, Raytheon conducted an additional engineering evaluation and contacted suppliers that we believe actually do contain 3TG. For suppliers that provided incomplete responses or did not respond at all, Raytheon followed-up with suppliers.

3.2.4 Worked with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices. Raytheon is several tiers removed from the smelters/refiners in its 3TG supply chain and does not contract directly with any smelters/refiners. However, we participate in industry-wide initiatives that enable us to obtain certain information from upstream suppliers within the supply chain. For example, Raytheon is a member of the multi-industry CFSI and through that involvement, supported third party audit efforts to demonstrate and improve smelter/refiner responsible sourcing and due diligence practices. Raytheon also co-leads the AIA CMWG; the CMWG facilitates education and awareness of conflict minerals compliance for its constituent members and the Aerospace and Defense industry supply chain. Raytheon also participates in the conflict minerals activities of the IPC trade organization http://www.ipc.org, which has two different committees focused on conflict minerals due diligence and supply chain data exchange.

3.2.5 Reported on Supply Chain Due Diligence. We are reporting annually to the SEC, the public and our shareholders by submitting this SEC filing, as well providing additional information our conflict mineral efforts internally and externally through various Raytheon websites. We will also include information on conflict minerals efforts as part of our 2013 Corporate Responsibility Report that will be published in 2014.

4. Steps Taken or To Be Taken Mitigate the Risk that Necessary Conflict Minerals Benefited Armed Groups and to Improve Due Diligence

In 2014 and beyond, we expect to make further progress in reaching through the levels of our supply chain in the continued effort to identify the smelters/refiners supplying the 3TGs in our products and obtaining information about their 3TG mineral sourcing and due diligence practices. Our focus in 2014 is to work closely with a subset of our direct suppliers (i.e., those suppliers from whom Raytheon directly buys products or materials), beginning with those with whom we conduct the largest volume of business. Using the information obtained from our direct suppliers, we plan to obtain as much information as we can about the identities and status of the 3TG smelters/refiners in our supply chain. Due to the complexity of our multi-level supply chain, we anticipate that identifying and obtaining information on those smelters/refiners may, and in most cases will, take several years.

We will use information about the smelters/refiners in our 3TG supply chain to enhance our due diligence capabilities and risk management efforts. The information from our suppliers will also allow us to engage more directly with the smelters/refiners to gather information, and possibly affect their due diligence and sourcing practices by leveraging industry activities.

5. The Facilities Used to Process the Conflict Minerals

We are a “downstream” company with many tiers in our supply chain. As discussed above, we do not know, as of this reporting period, which specific smelters/refiners are providing the 3TG that were incorporated into our manufactured products. As a result, we cannot confirm the extent, if any, to which the 3TG in our products came from the Covered Countries at this time.

6. The Countries of Origin of the Conflict Minerals

From the information we have received from our suppliers in 2013, we were not able to determine with any reasonable certainty the country of origin of the 3TG in our manufactured products. The information we received either did not identify the country of origin, or the information provided was not directly attributable to specific products supplied to Raytheon. As a result, we cannot confirm the extent, if any, to which the 3TG in our products came from the Covered Countries at this time.

7. Efforts to Determine Mine or Origin with the Greatest Possible Specificity

As discussed above, Raytheon did not obtain sufficient information by the end of this reporting period to identify specific smelters/refiners in our supply chain, and thus could not obtain information regarding the upstream mine or origin of the minerals in question. As also discussed above, Raytheon will continue to work with its supply chain to identify specific smelters/refiners and we will continue to ask for this information as part of our supplier survey process.

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